EXHIBIT 8.1
Yingli Green Energy Holding Company Limited
List of Subsidiaries

Name	Jurisdiction of Incorporation
Baoding Tianwei Yingli New Energy Resources Co., Ltd.	China
Chengdu Yingli New Energy Resources Co., Ltd.	China
Tibet Tianwei Yingli New Energy Resources Co., Ltd.	China
Tibet Keguang Industries and Trading Co., Ltd.	China
Yingli Green Energy (International) Holding Company Limited	British Virgin Islands
Yingli Energy (China) Company Limited	China
Yingli Green Energy Europe GmbH	Germany
Yingli Energy (Beijing) Co., Ltd.	China
Yingli Green Energy Greece Sales GmbH	Germany
Yingli Shuntong (Beijing) International Forwarder Co., Ltd.	China